

**05039367**

SECU~~RITIES~~ ~~AND~~ ~~EXCHANGE COMMIS~~SION
Washington, D.C. 20549

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NO. |
| --- |
| 8- 53215 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/2004_____ AND ENDING _12/31/2004_____
                                              MM/DD/YY                                 MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    Coronado Investments, LLC

| Official Use Only |
| --- |
| 111992 |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    705 Palomar Airport Road, Suite 350
                                (No. and Street)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2005 WASH.

    Carlsbad                 California               92009  185
    (City)                    (State)               (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Greg S. Lyle                          760/804-6950
                                             (Area Code -- Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
                          (Name -- if individual, last, first, middle name)

| 53 West Jackson Blvd., Suite 1250 | Chicago | Illinois | 60604 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
|  |

---

\* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant
   must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (2-89)



# OATH OR AFFIRMATION

I, __Greg S. Lyle_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

__Coronado Investments, LLC_____ , as of

__December 31____ , 2004_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

__Managing Member__
Title

Subscribed and sworn to before me
this ____24th____ Day of __Febuary__ 19 __2005__
in Chicago, County of Cook, State of Illinios

_____ Notary Public
Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# CORONADO INVESTMENTS, LLC.
(a Delaware Limited Liability Company)
FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION


as of December 31, 2004


## Contents



MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

# INDEPENDENT AUDITORS' REPORT

To the Members of
Coronado Investments, LLC
Carlsbad, California

We have audited the accompanying statement of financial condition of Coronado Investments, LLC (a Delaware Limited Liability Company), (the "Company) as of December 31, 2004, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coronado Investments, LLC, as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 13 through 15 inclusive are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are schedules required by Rule 17a-5 of the Securities and Exchange Commission. Such schedules have been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Certified Public Accountants

Chicago, Illinois
February 24, 2005

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600    (800) 922 · 6604    Fax (312) 922 · 0315
www.liccar.com

**CORONADO INVESTMENTS, LLC**
(a Delaware Limited Liability Company)
Statement of Financial Condition
December 31, 2004

## Assets

| | | |
|---|---|---|
| Cash in bank | $ | 31,849 |
| Accounts receivable | | 885,820 |
| Other assets | | 3,135 |
| Total assets | $ | 920,804 |

## Liabilities and Members' Equity

### Liabilities

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 4,787 |
| Total liabilities | $ | 4,787 |

### Members' Equity

| | | |
|---|---|---|
| Members' equity | $ | 916,017 |
| Total members' equity | $ | 916,017 |
| Total Liabilities and Members' Equity | $ | 920,804 |

The accompanying notes are an integral part of these financial statements.

**CORONADO INVESTMENTS, LLC**
(a Delaware Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2004

### Revenue

| | | |
|---|---|---:|
| Fee income | $ | 1,508,073 |
| Other income | | 345 |
| Total revenue | $ | 1,508,418 |

### Expenses

| | | |
|---|---|---:|
| Commission | $ | 60,000 |
| Payroll | | 75,711 |
| Professional fees | | 19,984 |
| Office | | 38,831 |
| Dues and subscriptions | | 10,071 |
| Travel and entertainment | | 20,365 |
| Rent | | 44,014 |
| Education | | 6,858 |
| Communications | | 9,907 |
| Insurance | | 4,644 |
| Other | | 6,004 |
| Total expenses | $ | 296,389 |
| **Net income** | $ | 1,212,029 |

The accompanying notes are an integral part of these financial statements.

**CORONADO INVESTMENTS, LLC**
(a Delaware Limited Liability Company)
Statement of Changes in Members' Equity
For the Year Ended December 31, 2004

| | | |
|---|---|---:|
| Balance at January 1, 2004 | $ | 524,471 |
| Net income | | 1,212,029 |
| Withdrawals | | (820,483) |
| Balance at December 31, 2004 | $ | 916,017 |

The accompanying notes are an integral part of these financial statements.

**CORONADO INVESTMENTS, LLC**
(a Delaware Limited Liability Company)
Statement of Cash Flows
For the Year Ended December 31, 2004

**Cash Flows From Operating Activities:**

| | | |
|---|---|---|
| Net income | | $ 1,212,029 |
| Adjustments to reconcile net income to net cash | | |
| Net change in: | | |
| Accounts receivable | $ (380,507) | |
| Other assets | (3,136) | |
| Accounts payable and accrued expenses | (13,148) | |
| Total adjustments | | $ (396,791) |
| Net cash provided by operating activities | | $ 815,238 |

**Cash Flows From Financing Activities:**

| | | |
|---|---|---|
| Capital withdrawn | $ (820,483) | |
| Net cash (applied) to financing activities | | $ (820,483) |
| **Decrease in cash** | | $ (5,245) |
| Cash balance, January 1, 2004 | | $ 37,094 |
| Cash balance, December 31, 2004 | | $ 31,849 |

Disclosure of Accounting Policy

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements

-9-

CORONADO INVESTMENTS, LLC
(A Delaware Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below.

Nature of Business-
Coronado Investments, LLC was formed on November 9, 2000 in the State of Delaware for various purposes including, but not limited to, the sale of direct participation programs ("DPP"). The Company's income is derived primarily from fees received in conjunction with its marketing of DPPs. The Company commenced operations on January 29, 2001. The Company is governed by its Limited Liability Company Agreement.

The Company is registered as a broker/dealer with the Securities and Exchange Commission and became a member of the National Association of Securities Dealers, Inc. ("NASD") on September 13, 2001. Its activities are limited to the sale of DPPs.

The Company does not hold customer funds or securities. Consequently, it is not be subject to the Reserve Requirement as defined in Rule 15c3-3 under the Securities Exchange Act of 1934.

Income Taxes
The Company is a "Limited Liability Company" which has elected to be treated as a partnership for federal income tax purposes under the Internal Revenue Code, as amended. Consequently, for federal and state income tax purposes, the Company's income is directly taxable to the individual members.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - MINIMUM CAPITAL REQUIREMENTS

As a registered "DPP" securities dealer, the Company is subject to a minimum net capital requirement under (Rule 15c3-1) under the Exchange Act of 1934. The minimum is the greatest of $5,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2004 the Company had net capital requirements and net capital of $5,000 and $27,062, respectively.

The net capital requirements could effectively restrict the payment of cash distributions and the making of unsecured loans to the Members.

## NOTE 3 - COMMITMENTS

The Company has entered into lease agreements for office space that expires March 31, 2006. The minimum annual rentals at December 31, 2004 are approximately as follows:

|  |  |
|---|---|
| 2005 | $37,000 |
| 2006 | 9,000 |
| Total | $ 46,000 |

The Company is also obligated for additional rentals based upon increases in the operating expenses and taxes, as defined in the underlying lease agreement. Rental expense for the year ended December 31, 2004 was approximately $44,000.

## NOTE 4 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not carry customer securities accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Securities transactions are processed by the general partners or managers of the DPPs on a fully disclosed basis. In conjunction with this arrangement, the Company could become contingently liable for any unsecured debit balances in a customer account that introduced by the Company. These customer activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

# SUPPLEMENTARY SCHEDULES

# FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER**

**CORONADO INVESTMENTS, LLC**          as of December 31, 2004

## COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 916,017 | 3480 |
| 2. | Deduct ownership equity not allowed for Net Capital | | | | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 916,017 | 3500 |
| 4. | Add: | | | | |
| | A. | Liabilities subordinated to the claims of general creditors allowable in computation of net capital | | | 3520 |
| | B. | Other (deduction) or allowable credits (List) | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 916,017 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. | Total nonallowable assets from Statement of Financial Condition | $ 888,955 | 3540 | |
| | B. | Secured demand note deficiency | | 3590 | |
| | C. | Commodity futures contracts and spot commodities-propriety capital charges | | 3600 | |
| | D. | Other deductions and/or charges | | 3610 | (888,955) 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | 3630 |
| 8. | Net capital before haircuts on securities positions | | | $ 27,062 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f): | | | | |
| | A. | Contractual securities commitments | $ | 3660 | |
| | B. | Subordinated securities borrowings | | 3670 | |
| | C. | Trading and investment securities: | | | |
| | | 1. Exempted securities | | 3735 | |
| | | 2. Debt securities | | 3733 | |
| | | 3. Options | | 3730 | |
| | | 4. Other securities | | 3734 | |
| | D. | Undue Concentration | | 3650 | |
| | E. | Other (list) | | 3736 | 0 3740 |
| 10. | Net Capital | | | $ 27,062 | 3750 |

| | | |
|---|---|---|
| Non-allowable assets: | | |
| Accounts receivable | | 885,820 |
| Other assets | | 3,135 |
| Total | $ | 888,955 |

Reconcialitaion between unaudited and audited Net Capital Computation

There are no material differences between the computations above and the
computations included in the Company's corresponding unaudited Form
X-17A-5 Part 11A filing.

See Independent Auditors' Report.

-13-

# FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER**
       **CORONADO INVESTMENTS, LLC**            **as of December 31, 2004**

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | | | | |
|---|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ | 319 | 3756 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement | | | |
| | of subsidiaries computed in accordance with Note (A) | $ | 5,000 | 3758 |
| 13. | Net capital requirement (greater of line 11 or 12) | $ | 5,000 | 3760 |
| 14. | Excess net capital (line 10 less 13) | $ | 22,062 | 3770 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | $ | 26,583 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ | | 4,787 | 3790 |
| 17. | Add: | | | | | | |
| | A. | Drafts for immediate credit | $ | | 3800 | | |
| | B. | Market value of securities borrowed for which no equivalent | | | | | |
| | | value is paid or credited | $ | | 3810 | | |
| | C. | Other unrecorded amounts (List) | $ | | 3820 | $ | 0 | 3830 |
| 19. | Total aggregate indebtedness | | | | $ | 4,787 | 3840 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19÷by line 10) | | | | % | 17.69% | 3850 |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | | | % | 0.00% | 3860 |

See Independent Auditors' Report.

-14-

CORONADO INVESTMENTS, LLC

(A Delaware Limited Liability Company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR
BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

as of December 31, 2004

_____

The Company does not carry customer accounts as defined by rule
15c3-3 of the Securities Exchange Act of 1934. Therefore, the
Company is exempt from the provisions of that rule.



MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
## REQUIRED BY SEC RULE 17a-5

To the Members
Coronado Investments, LLC
Carlsbad, California

We have examined the financial statements of Coronado Investments, LLC ("the Company"), for the year ended December 31, 2004, and issued our report thereon dated February 24, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry securities accounts for customers or perform custodial functions relation to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Chicago, Illinois
February 24, 2005

Certified Public Accountants